UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004
☑	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

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SEC FILE NUMBER

000-49986

CUSIP NUMBER

02363X

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

America First Apartment Investors, Inc.

Full Name of Registrant

Former Name if Applicable

1004 Farnam Street, Suite 100

Address of Principal Executive Office (Street and Number)

Omaha, Nebraska 68102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☑

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant became an accelerated filer during 2004 as a result of the merger of America First Real Estate Investment Partners, L.P. with and into the Registrant which occurred on June 3, 2004. Accordingly, the Form 10-K for the year ended December 31, 2004 (the “10-K”) is the first report to be filed by the Registrant under Section 13 of the Securities and Exchange Act and Regulation 13A thereunder as an accelerated filer.

      Prior to the merger in June 2004, the Registrant was not subject to the requirements of Section 404 of the Sarbanes Oxley Act of 2002. Upon completion of the merger, the Registrant became subject to the Section 404 requirements. The merger more than doubled the size of the Registrant and the number of apartment and other commercial real estate properties owned by the Registrant. Therefore, in addition to the large amount of resources that were dedicated to the integration of the merger, a significant amount of the Registrant’s accounting and managerial resources were dedicated to completing the documentation and assessment of its internal controls. Only recently was the management of the Registrant able to complete their assessment on internal controls over financial reporting in accordance with Section 404. As a result of the foregoing factors, the Registrant was not able to complete the Form 10-K for filing by March 16, 2005.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael J. Draper	402	930-3045

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipants reporting a loss of approximately $2,765,000 for the year ended December 31, 2004 compared with net income of approximately $4,361,000 for the year ended December 31, 2003. The reported loss for 2004 is primarily attributable to amortization expenses relating to in-place lease intangibles of approximately $2,466,000 relating to the merger of the Registrant and America First Real Estate Investment Partner, L.P. in June 2004 and property management internalization expense of approximately $5,911,000 relating to the acquisition of the property management division of America First Companies L.L.C. in November 2004.

America First Apartment Investors, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2005	By:	/s/ Michael J. Draper

Michael J. Draper, Chief Financial Officer